Creatd, Inc.

419 Lafayette Street

6th Floor

New York, NY 10003

January 27, 2023

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alyssa Wall, Attorney

Re:	Creatd, Inc.
Registration Statement on Form S-1 Filed November 22, 2022
File No. 333-268555

Dear Ms. Wall:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Creatd, Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 9:00 a.m. Eastern Time on Tuesday, January 31, 2023, or as soon thereafter as possible.

* * * *

Very Truly Yours,

Creatd, Inc.

/s/ Jeremy Frommer
Jeremy Frommer
Chief Executive Officer